August 12, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: STL Marketing Group Inc.

We have read Item 4.01, and are in agreement with the statements as they related to our firm being made by STL Marketing Group Inc. in Item 4.01 of its Form 8-K dated August 12, 2015, captioned “Changes in Registrant’s Certifying Accountant”. We have no basis to agree or disagree with the other statements contained therein.

Respectively,